EXHIBIT 99


                              CAUTIONARY STATEMENT


THE FOLLOWING CAUTIONARY STATEMENTS ARE MADE TO PERMIT PARAGON TECHNOLOGIES, INC. TO TAKE ADVANTAGE OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The Company wishes to inform its investors of the following important factors that in some cases have affected, and in the future could affect, the Company's results of operations and that could cause such future results of operations to differ materially from those expressed in any forward looking statements made by or on behalf of the Company. Disclosure of these factors is intended to permit the Company to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Many of these factors have been discussed in prior SEC filings by the Company. Though the Company has attempted to list comprehensively these important cautionary factors, the Company wishes to caution investors that other factors may in the future prove to be important in affecting the Company's results of operations.


Sales of the Company's products depend on the capital spending habits of its customers, which tend to be cyclical.
     Automated, integrated materials handling systems using the Company's products can range in price from $100,000 to several million dollars. Accordingly, purchases of the Company's products represent a substantial capital investment by its customers, and the Company's success depends directly on their capital expenditure budgets. The Company's future operations may be subject to substantial fluctuations as a consequence of domestic and foreign economic conditions, industry patterns, and other factors affecting capital spending.
     Domestic or international recessions or a downturn in one or more of the Company's major markets and resulting cutbacks in capital spending would have a direct, material adverse impact on the Company's business.

The Company is dependent upon a limited number of large contracts, including contracts with U.S. government agencies.
     The Company is dependent upon a limited number of large contracts from large domestic corporations and certain agencies of the U.S. government. In the year ended December 31, 2000, two customers accounted for revenues of $10,979,000 and $8,157,000, respectively. In the ten months ended December 31, 1999, two customers accounted for revenues of $11,565,000 and $6,600,000, respectively. In the fiscal year ended February 28, 1999, three customers accounted for revenues of $8,586,000, $4,347,000, and $4,103,000, respectively. No other customer accounted for over 10% of revenues. This dependence can cause unexpected fluctuations in sales volume and operating results from period to period. Accordingly, the Company's sales could decline as a result of corporate or government spending cuts, general budgetary constraints, and the complex and competitive government procurement processes.

The Company must accurately estimate its costs prior to entering into contracts on a fixed price basis. The failure to estimate accurately can result in cost overruns which will result in the loss of profits.
     The Company frequently enters into contracts with its customers on a fixed price basis. In order to realize a profit on these contracts, the Company must accurately estimate the costs the Company will incur in completing the contract. Estimating costs for complex systems is more difficult.
     The Company believes that it has the ability to reasonably estimate the total costs and applicable gross profit margins at the inception of both typical and more complex systems. However, in rare instances, as occurred in 1999, the Company determined that it had significantly underestimated the costs involved, principally in four major contracts that included enhancements to Order Picking, Fulfillment, and Replenishment products. The cost overruns associated with these contracts resulted in approximately $8,700,000 in sales with $11,700,000 in related cost of sales during the ten months ended December 31, 1999. As of December 31, 1999, the Company had accrued the estimated costs to completion for these four projects. During 2000, the Company had $1,491,000 of revenue associated with these contracts, with an additional loss of $743,000. By December 31, 2000, the Company had obtained customer acceptance for 96% of these contracts, which were now in their warranty periods, which periods continue through various dates, concluding in the second quarter of 2002. The Company believes that its warranty accruals and previously established remaining contract accruals for these projects will be adequate to meet any related remaining obligation of the Company. At times, uncertainty exists with respect to the resources required to accomplish the contractual scope of work dealing with the final integration of state-of-the-art automated materials handling systems. As a result of past experience with cost overruns while integrating new computer technology to its Order Picking, Fulfillment, and Replenishment product line, the Company has established enhanced business controls, estimating, and procurement disciplines to attempt to reduce future cost overruns. Additional cost overruns in the future would negatively affect the Company's financial performance.

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The Company's inability to complete or integrate future acquisitions effectively could harm the Company's future growth.
     From time to time, the Company may consider the acquisition of companies or technologies that management believes may complement or extend the Company's current products, businesses, or technologies. In the last three years, the Company has made some acquisitions of various sizes, including the recent
acquisition  of  Ermanco.   In  the  future,   the  Company  may  make  material
acquisitions of, or large investments in, other businesses that offer products, services, and technologies that management believes will further the Company's strategic objectives. Any future acquisitions or investments the Company might make would present risks commonly associated with these types of transactions, including:
     o difficulty in combining the technology, operations, or work force of the acquired business;
     o failure to achieve  anticipated  operating savings;
     o disruptions of the Company's on-going businesses;
     o restructuring charges will be greater than anticipated;
     o difficulties in realizing the Company's potential financial and strategic position through the successful integration of the acquired business;
     o difficulty in maintaining uniform standards, controls, procedures, and policies;
     o potential negative impact in results of operations due to amortization of goodwill or other intangible assets acquired; and
     o the diversion of management attention.
     The Company plans to consider expansion opportunities as they arise, although the Company's ongoing operating results, the restrictive covenants associated with the financing obtained from the Company's principal bank associated with the Ermanco acquisition on September 30, 1999, the economics of the expansion, and the circumstances justifying the expansion will be key factors in determining the amount of the resources the Company will devote to further expansion. The risks described above, either individually or in the aggregate, could materially impair the Company's business, operating results, and financial condition.

The Company's indebtedness is secured by substantially all of the Company's assets.
     The Company has incurred indebtedness in connection with an acquisition made in 1999 and also has a credit facility to fund daily operations. These obligations are secured by substantially all of the Company's assets. The terms of the indebtedness impose restrictions on the Company and require compliance with covenants related to the Company's financial status. At December 31, 1999, the Company was in violation of certain covenants associated with its term debt and credit facility due to losses incurred in 1999 and related contract accruals. On March 30, 2000, the Company received a waiver of certain loan covenants, as well as an amendment to the term loan and line of credit agreements relative to future covenant requirements. Throughout 2000, the Company was and is anticipated to continue to be in compliance with the covenants associated with the term debt and credit facility. If the Company encounters difficulties with its business, the Company could default under its financing arrangements, which would make it very difficult for the Company to obtain financing in the future on acceptable terms. If the Company were to default under financing arrangements that are secured by the Company's assets, the creditors under those arrangements could foreclose upon the assets securing the Company's obligations.

The Company faces intense competition which could harm the Company's business and results of operation.
     The Company faces substantial competition in the market for its products. Product line expansion by existing competitors also may affect the Company's market position. Successful product innovation by competitors that reach the market prior to comparable innovation by the Company or that are amenable to patent protection may adversely affect the Company's financial performance.

The Company depends on key personnel and may not be able to retain these employees or recruit additional qualified personnel, which would harm the Company's business.
     The Company believes that it has developed a strong management team, which intends to continue the Company's growth and profitability. However, the loss or unavailability of certain key management personnel and the inability to attract, assimilate, or retain additional highly qualified employees in the future could adversely affect the Company's business and prospects.


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The Company may face costly intellectual property infringement claims.
     The Company occasionally has faced unanticipated intellectual property litigation, which has involved unbudgeted expenditures. The costs and other effects of any future, unanticipated legal or administrative proceedings may affect the Company's financial performance.

The Company's failure to protect its intellectual property and proprietary technology may significantly impair the Company's competitive advantage.
     Third parties may infringe or misappropriate the Company's copyrights, trademarks, and similar proprietary rights. The Company cannot be certain that the steps the Company has taken to prevent the misappropriation of the Company's intellectual property are adequate, particularly in foreign countries where the laws may not protect the Company's proprietary rights as fully as in the United States. The Company relies on a combination of patent, copyright and trade secret protection and nondisclosure agreements to protect the Company's proprietary rights. However, the Company cannot be certain that patent and copyright law and trade secret protection will be adequate to deter misappropriation of the Company's technology, that any patents issued to the Company will not be challenged, invalidated or circumvented, that the rights granted thereunder will provide competitive advantages to the Company, or that the claims under any patent application will be allowed. The Company may be subject to or may initiate interference proceedings in the United States Patent and Trademark Office, which can demand significant financial and management resources. The process of seeking patent protection can be time consuming and expensive, and there can be no assurance that patents will issue from future applications or that the Company's existing patents or any new patents that may be issued will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to the Company.
     The Company may in the future initiate claims or litigation against third parties for infringement of the Company's proprietary rights in order to determine the scope and validity of the Company's proprietary rights or the proprietary rights of the Company's competitors. These claims could result in costly litigation and the diversion of the Company's technical and management personnel.

The Company relies on distributors to sell many of Ermanco's products.
     The Company believes that its ability to sell Ermanco's products through distributors will continue to be important to the Company's success. The Company's relationships with distributors are generally not exclusive, and some of the Company's distributors may expend a significant amount of effort or give higher priority to selling products of the Company's competitors. In the future, any of these distributors may discontinue their relationships with the Company or form additional competing arrangements with the Company's competitors. The loss of, or a significant reduction in sales from, distributors to which the Company sells a significant amount of the Company's product could have a material adverse effect on the Company's results of operations.
     As the Company enters new geographic and applications markets, the Company must locate distributors to assist it in building sales in those markets. The Company may not be successful in obtaining effective new distributors or in maintaining sales relationships with them. If a number of the Company's distributors experience financial problems, terminate their relationships with the Company or substantially reduce the amount of the Company's products they sell, or if the Company fails to build an effective systems integrator channel in any new markets, the Company's sales and operating results would be materially adversely affected.

The Company's presence in international markets exposes it to risk.
     With the Company's acquisition of Ermanco, the Company has experienced a greater presence in international markets. Maintenance and continued growth of this segment of the Company's business may be affected by changes in trade, monetary and fiscal policies, laws and regulations of the United States and other trading nations by foreign currency exchange rate fluctuations.


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Availability of product components could harm the Company's profitability.
     The Company obtains raw materials and certain manufactured components from third party suppliers. Although the Company deems that it maintains an adequate level of raw material inventory, even brief unanticipated delays in delivery by suppliers, including those due to capacity constraints, labor disputes, impaired financial condition of suppliers, weather emergencies, or other natural disasters, may adversely affect the Company's ability to satisfy its customers on a timely basis and thereby affect the Company's financial performance.

The Company may be subject to product liability claims, which may harm the Company's business, financial condition, and results of operations regardless of the outcome.
     On a few occasions, the Company has received communications from third parties asserting that the Company's products have caused bodily injury to others. Product liability claims can be expensive, difficult to defend and may result in large judgments or settlements against the Company. In addition, third party collaborators and licensees may not protect the Company from product liability claims. Although the Company maintains product liability insurance which it deems to be adequate, claims could exceed the coverage obtained. A successful product liability claim in excess of the Company's insurance coverage could harm the Company's business, financial condition, and results of operations. In addition, any successful claim may prevent the Company from obtaining adequate product liability insurance in the future on commercially desirable terms. Even if a claim is not successful, defending such a claim may be time-consuming.



















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